SUB-ITEM 77K:  Changes in registrant’s certifying accountant

On February 24, 2009, the Board of Directors for the DCW Total Return Fund (the “Fund”) ratified Tait, Weller & Baker LLP as the Fund’s independent registered public accounting for the Fund’s fiscal year ended December 31, 2009. KPMG LLP was previously engaged as the independent registered public accounting firm to audit the Fund’s financial statements.  KPMG LLP issued reports on the Fund’s financial statements for the periods ended December 31, 2007 and December 31, 2008.  Such reports did not contain adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.  The decision to replace KPMG LLP as the Fund’s independent registered public accounting firm was approved by the Fund’s Treasurer and ratified by the Fund’s Board of Trustees.

During the Fund’s fiscal periods ended December 31, 2007 and December 31, 2008, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports nor were there any "reportable events" as that term is described in

Item 304 (a)(1)(v) of Regulation S-K.

The Fund requested that KPMG LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated August 28, 2009 is filed as an exhibit to this Form N-SAR.

August 28, 2009

Securities and Exchange Commission

Washington, D.C.  20549

Dear Sirs/Madams:

We have read the Exhibit to Sub-Item 77K of DCW Total Return Fund’s Form NSAR-A dated August 28, 2009, and we agree with the statements made therein.

Very truly yours,

/s/ KPMG LLP

Denver, Colorado